FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on October 26, 2005, announcing the Company's Third Quarter and cumulative 2005 results

IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces

Third Quarter 2005 Results

Lima, Peru, October 26, 2005 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the third quarter and first nine-months of 2005. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.) as of September 30, 2005 for year 2005. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.345 per US$1.00 for 3Q05 and S/.3.342 per US$1.00 for 3Q04.

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated: "All our operations, including Yanacocha, have had an excellent quarter.

This quarter, Buenaventura's net income was US$40.7 million, or US$0.32 per ADS, including the effect of derivative instruments and non recurring expenses of US$14.9 million. Without considering this effect, net income in 3Q05 was US$55.6 million or US$0.44 per ADS, which represents an increase of 29% when compared with 3Q04.

Operating income this quarter was US$19.8 million, 11% higher than in the figure recorded in 3Q04, while total EBITDA was US$114.2 million, which represented a 21% increase when compared to 3Q04. EBITDA from Buenaventura's direct operations was US$22.9 million, 26% higher than in 3Q04.

These results were mainly driven by higher volumes of gold and silver sold."

Financial Highlights (in millions of US$, except EPS figures):
	3Q05	3Q04	Var%	9M05	9M04	Var%
Total Revenues	80.1	74.4	8%	246.7	232.5	6%
Operating Income	19.8	17.9	11%	72.6	73.2	-1%
EBITDA (BVN Direct Operations)	22.9	18.1	26%	73.5	62.4	18%
EBITDA (including Yanacocha)	114.2	94.2	21%	335.1	286.8	17%
Net Income	40.7	28.8	41%	182.8	150.5	21%
EPS	0.32	0.23	41%	1.44	1.18	21%
Net Income Adjusted	55.6	43.0	29%	190.3	133.4	43%
EPS Adjusted	0.44	0.34	29%	1.50	1.05	43%

Operating Revenue

In 3Q05, net sales were S/.209.8 million or US$62.7 million, a 5% increase when compared with the S/.200.2 million obtained in 3Q04 (US$59.9 million). Royalty income in 3Q05 was US$10.4 million, an 8% increase when compared to the US$9.6 million reported in 3Q04 due to higher sales at Yanacocha.

Operating Highlights	3Q05	3Q04	Var%	9M05	9M04	Var%
Net Sales (in millions of US$)	62.7	59.9	5%	197.8	190.8	4%
Average Realized Price Gold (US$/oz) Direct Operations	354	365	-3%	364	365	0%
Average Realized Price Gold (US$/oz) inc. Yanacocha	422	394	7%	417	396	5%
Average Realized Price Silver (US$/oz)	7.07	6.43	10%	7.05	6.32	12%
Average Realized Price Lead (US$/TM)	899	922	-2%	934	876	7%
Average Realized Price Zinc (US$/TM)	1,200	997	20%	1,232	1,015	21%

Sales Content
	3Q05	3Q04	Var%	9M05	9M04	Var%
Gold (in oz) Direct Operations	81,371	74,295	10%	258,610	228,181	13%
Gold (in oz) including Yanacocha	417,308	411,936	1%	1,247,126	1,184,464	5%
Silver (in oz)	3,717,667	3,326,850	12%	10,498,423	10,732,379	-2%
Lead (in MT)	7,283	7,545	-3%	21,182	22,017	-4%
Zinc (in MT)	13,636	13,679	0%	37,349	39,540	-6%

Accumulated net sales for the first nine-months of 2005 were US$197.8 million, a 4% increase compared to the same period of 2004 (US$190.8 million). Royalty income for the first nine-months of 2005 was US$29.5 million, a 7% increase when compared to US$27.6 million in 3Q04.

Production and Operating Costs

Buenaventura's equity production during 3Q05 was 92,065 ounces of gold, 6% higher than the 86,909 ounces reported in 3Q04, and 3,410,860 ounces of silver, a 4% increase when compared to the 3,269,449 ounces obtained in 3Q04.

Equity production1 for the accumulated nine-month period was 268,831 ounces of gold and 10,004,054 ounces of silver. This represented an increase of 12% in gold production and a 5% increase in silver production compared to 3Q04 figures.

Equity Production[1]
	3Q05	3Q04	Var%	9M05	9M04	Var%
Gold (in oz)	92,065	86,909	6%	268,831	239,998	12%
Silver (in oz)	3,410,860	3,269,449	4%	10,004,054	9,490,382	5%
Lead (in MT)	4,173	4,053	3%	12,134	11,690	4%
Zinc (in MT)	6,206	6,683	-7%	18,032	19,046	-5%

At Orcopampa (100%), total gold production in 3Q05 was 60,133 ounces, a 7% increase when compared to 56,447 ounces in 3Q04 due to higher ore milled (Appendix 2). For the first nine-months of 2005, total gold production was 174,233 ounces, a 14% increase when compared to the first nine-months of 2004 (153,327 ounces).

Cash operating costs increased 8%, from US$124/oz in 3Q04 to US$134/oz in 3Q05, best explained by an increase in energy consumption, and royalties paid to the government.

Total royalties paid to the government at Orcopampa in 3Q05 were US$382,200.

At Uchucchacua (100%), total silver production in 3Q05 was 2,628,731 ounces, a 4% increase when compared to 2,528,649 ounces in 3Q04. For the first nine-months of 2005, total silver production was 7,700,196 ounces, a 5% increase when compared to the first nine-months of 2004 (7,351,859 ounces).

Cash operating cost in 3Q05 decreased 14% from $2.97/oz in 3Q04 to US$2.54/oz. Higher by-product credit contributions and a lower impact of deductions and sales expenses best explain this decrease.

Total royalties paid to the government at Uchucchacua in 3Q05 were US$356,400.

At Antapite (78.04%), total production during 3Q05 was 26,065 ounces of gold, a 5% increase when compared to 24,935 ounces in 3Q04 (Appendix 2). For the first nine-months of 2005, total gold production was 78,145 ounces, a 9% increase when compared to 71,463 ounces in 2004.

Gold cash operating cost in 3Q05 was US$216/oz, a 20% increase when compared to US$180/oz in 3Q04. This was due to an increase of 22% in exploration and development costs. Diamond drilling works increased 52% from an average of 1,316m in 3Q04 to 1,998m in 3Q05.

Total royalties paid to the government at Antapite in 3Q05 were US$107,600.

At Colquijirca (34.29%), total zinc production was 14,540 MT in 3Q05, a 3% decrease when compared to 15,020 MT in 3Q04. Total silver production during 3Q05 was 1,073,779 ounces, a 18% increase when compared to the 906,491 ounces in 3Q04.

For the first nine-months of 2005, total zinc production was 41,003 MT, a 5% decrease when compared to 2004 production (43,141 MT). In the case of silver, total production increased 15%, from 2,456,251 ounces in the first nine-months of 2004 to 2,829,531 in the comparable period of 2005.

Zinc cash operating costs increased 10% from US$709 per MT in 3Q04 to US$777 per MT in 3Q05. This was due to higher plant reagent consumption and higher milling and grinding supplies costs.

Total royalties paid to the government at Colquijirca in 3Q05 were US$158,200.

Operating Expenses

General and administrative expenses for 3Q05 were S/.33.7 million or US$10.1 million, a 82% increase compared to S/.18.5 million in 3Q04 (US$5.5 million). This increase was mainly due to a S/.14.4 million, or US$4.3 million, provision for the Company's long-term compensation (10 year program) and does not represent any cash disbursement. Accumulated general and administrative expenses for the nine-month period were US$22.0 million, a 29% increase when compared to US$17.1 million for the same period of 2004.

Exploration costs in non-operating areas during 3Q05 were S/.22.4 million or US$6.7 million a 41% decrease compared to S/.33.7 million in 3Q04 (US$11.3 million). This decrease was mainly due to an extraordinary exploration expense in the La Zanja project reported in 3Q04.

Operating Income

Operating income in 3Q05 was S/.66.4 million or US$19.8 million an 11% increase compared to S/.60.0 million in 3Q04 (US$17.9 million) due to a higher operating revenue offsetting the increase in the cost of operations and operating expenses.

For the first nine-months period of 2005, operating income was US$72.6 million in-line with the US$73.2 million reported in the comparable period of 2004.

Income and Dividends from Non-Consolidates Affiliates

Buenaventura's income from non-consolidated affiliates, mainly attributed to the participation in Yanacocha, was S/.156.4 million or US$46.8 million during 3Q05, an increase of 29% when compared to the S/.120.8 million (US$36.2 million) reported in 3Q04. For the first nine-month period, income from non-consolidated affiliates was US$133.0 million, an increase of 15% when compared to US$115.5 million reported in the first nine-months of 2004.

At Yanacocha (43.65%), 3Q05 gold production was 763,615 ounces of gold, an increase of 1% when compared to 3Q04 production (754,473 ounces). Gold production for the first nine-months of 2005 was 2,268,717 ounces, an increase of 5% when compared to 2,170,024 ounces in the same period of 2004.

Gold cash cost at Yanacocha during 3Q05 was US$148/oz, which represented a 1% decrease when compared with a gold cash cost of US$150/oz in 3Q04.

Net income at Yanacocha during 3Q05, was US$114.4 million, a 37% increase when compared to 3Q04 figures (US$83.4 million) due to higher sales and lower cash operating costs. For the first nine-months of 2005, net income was US$320.7 million, an increase of 24% when compared to the US$257.7 million reported in 2004.

In 3Q05, EBITDA was US$209.1 million, an increase of 20% compared to 3Q04 (US$174.2 million). This increase was due to the higher realized gold price increasing from US$401/oz in 3Q04 to US$439/oz in 3Q05. For the accumulated nine-month period of 2005, EBITDA was US$599.2 million, an increase of 17% when compared to the US$514.1 million reported in the comparable period of 2004.

Net Income

This quarter, Buenaventura's net income was S/.136.2 million or US$40.7 million, representing US$0.32 per ADS, a 41% increase compared to 3Q04. This figure includes a loss of US$10.6 million, from "change in the fair value of derivative instruments" (in accordance with IAS39 for derivative instruments) and a US$4.3 million non recurring provision for Company's Long Term Compensation (10 year program). Without considering those effects, net income for the quarter was US$55.6 million, or US$0.44 per ADS.

For the first nine-month period of 2005 net income was US$182.8 million, an increase of 22% when compared to US$150.5 million in 2004.

Hedging Operations

During 3Q05, the Company reported an accrued net loss in derivative instruments of S/.6.0 million, or US$1.8 million that was paid on October 3, 2005 as a result of the execution of 15,000 ounces of gold and 479,216 ounces of silver.

The total hedge book mark-to-market value up to the year 2012 was a negative US$359.0 million. The mark-to-market value of derivative instruments as of September 30, 2005 was a negative US$51.7 million, while the mark-to-market value of physical delivery contracts figure was a negative US$307.3 million.

Project Development

UCHUCCHACUA

  Regarding the construction of the cyanidation plant, the project is 65% completed, while detailed engineering is 94% completed. The plant is expected to be completed during the first quarter of 2006 with an estimated total investment of US$8.8 million.

MARCAPUNTA

  At the end of this quarter, the advance of the main decline was 842m (35.6%), and the exploration decline was 350m (77.2%). We expect to place diamond drilling equipment by 1Q06. Total investment was US$2.95 million for the period.

Board Resolutions

At the Board of Director's meeting, held October 26, 2005, the Board passed the following resolutions:

  Approval of the financial statements ended September 30, 2005.

  Declaration of a cash dividend of US$0.18 per share or ADS, equivalent to S/.0.610 at today's exchange rate of S/.3.39 per 1 US$, to be paid in U.S. currency on November 28, 2005 to shareholders of record on November 16, 2005, who purchase shares until November 11, 2005.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Sociedad Minera Cerro Verde	18.24	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Appendix 2.

BVN PRODUCTION SUMMARY
	GOLD PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Orcopampa			Antapite			Orcopampa			Antapite
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
Ore Milled DST	117,434	112,271	4.6	45,305	45,172	0.3	345,056	319,657	7.9	134,767	134,899	-0.1
Ore Grade OZ/ST	0.54	0.53	0.8	0.60	0.58	3.0	0.53	0.51	4.5	0.61	0.56	7.6
Recovery Rate %	95.4%	94.5%	0.9	96.1%	94.9%	1.2	95.4%	93.2%	2.3	95.8%	94.1%	1.7
Ounces Produced	60,133	56,446	6.5	26,065	24,935	4.5	174,233	153,327	13.6	78,145	71,463	9.4
	SILVER PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
Ore Milled DST	206,800	204,000	1.4%	389,164	381,890	1.9%	611,818	593,000	3.2%	1,123,687	1,128,390	-0.4%
Ore Grade OZ/ST	17.09	16.84	1.5%	3.97	3.27	21.2%	16.97	16.84	0.7%	3.56	3.12	14.0%
Recovery Rate %	74.4%	73.6%	0.8%	69.5%	72.0%	-2.6%	74.2%	73.6%	0.6%	71.4%	69.8%	1.5%
Oz Produced	2,628,731	2,528,649	4.0%	1,073,779	906,491	18.5%	7,700,196	7,351,859	4.7%	2,829,531	2,456,251	15.2%
	ZINC PRODUCTION
	Three Months Ended September 30						Nine Months Ended September 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
Ore Milled DST	206,800	204,000	1.4	389,164	381,890	1.9	611,818	593,000	3.2	1,123,687	1,128,390	-0.4
Ore Grade %	1.43%	1.48%	-3.4	5.82%	5.57%	4.4	1.41%	1.47%	-3.7	5.85%	5.54%	5.5
Recovery Rate %	50.4%	64.4%	-13.9	74.8%	78.5%	-3.7	57.3%	61.9%	-4.7	72.6%	77.8%	-5.3
ST Produced	1,510	1,940	-22.1	16,027	16,556	-3.2	4,983	5,407	-7.8	45,198	47,554	-5.0

Appendix 3.

TOTAL GOLD COMMITMENTS
TOTAL GOLD COMMITMENTS
As of 10 / 01 / 05

As of 10 / 01 / 05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	131,000	368,000	388,000	308,000	383,000	390,000	376,500	60,000	2,404,500
	$/oz	321.99	317.36	316.91	314.51	305.05	289.62	288.59	285.00	305.40
290	Ounces	131,000	368,000	388,000	308,000	383,000	390,000	376,500	60,000	2,404,500
	$/oz	329.53	328.78	327.86	328.15	317.39	303.08	302.45	290.00	317.52
300	Ounces	101,000	448,000	468,000	388,000	423,000	390,000	376,500	60,000	2,654,500
	$/oz	339.29	333.33	332.59	333.53	324.42	310.77	310.26	300.00	324.70
345	Ounces	86,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,347,000
	$/oz	342.02	338.94	338.60	342.59	345.19	345.42	345.42	345.00	342.60
350	Ounces	86,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,347,000
	$/oz	342.02	338.94	338.60	342.59	347.05	348.75	348.09	345.00	343.80
385	Ounces	86,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,347,000
	$/oz	342.02	338.94	338.60	342.59	360.07	372.08	366.78	345.00	352.21
420	Ounces	101,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,362,000
	$/oz	348.40	338.94	338.60	342.59	371.23	395.42	394.11	404.00	363.28
436	Ounces	101,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,422,000
	$/oz	348.40	338.94	338.60	354.56	371.23	406.08	402.65	404.00	367.52
451	Ounces	101,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,422,000
	$/oz	348.40	338.94	338.60	354.56	371.23	406.08	410.66	404.00	368.69

PHYSICAL GOLD DELIVERY
As of 10 / 01 / 05

		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	325.65	311.98	311.77	307.14	297.63	285.00	285.00	285.00	299.59
290	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	337.13	325.62	324.73	324.07	312.26	299.58	299.75	290.00	313.68
300	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	338.30	328.54	327.77	327.70	318.30	307.92	308.05	300.00	319.19
345	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	342.02	337.89	337.53	342.46	345.46	345.42	345.42	345.00	342.54
350	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	342.02	337.89	337.53	342.46	347.55	348.75	348.09	345.00	343.91
385	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	342.02	337.89	337.53	342.46	362.18	372.08	366.78	345.00	353.46
420	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	342.02	337.89	337.53	342.46	374.72	395.42	394.11	404.00	365.88
436	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	342.02	337.89	337.53	342.46	374.72	406.08	402.65	404.00	369.19
451	Ounces	86,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,067,000
	$/oz	342.02	337.89	337.53	342.46	374.72	406.08	410.66	404.00	370.57

GOLD DERIVATIVES
As of 10 / 01 / 05

		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	45,000	60,000	60,000	60,000	60,000	30,000	22,500		337,500
	$/oz	315.00	345.00	345.00	345.00	345.00	345.00	345.00		341.00
290	Ounces	45,000	60,000	60,000	60,000	60,000	30,000	22,500		337,500
	$/oz	315.00	345.00	345.00	345.00	345.00	345.00	345.00		341.00
300	Ounces	15,000	140,000	140,000	140,000	100,000	30,000	22,500		587,500
	$/oz	345.00	343.86	343.86	343.86	344.20	345.00	345.00		344.05
345	Ounces		80,000	80,000	80,000	40,000				280,000
	$/oz		343.00	343.00	343.00	343.00				343.00
350	Ounces		80,000	80,000	80,000	40,000				280,000
	$/oz		343.00	343.00	343.00	343.00				343.00
385	Onzas		80,000	80,000	80,000	40,000				280,000
	$/oz		343.00	343.00	343.00	343.00				343.00
420	Onzas	15,000	80,000	80,000	80,000	40,000				295,000
	$/oz	385.00	343.00	343.00	343.00	343.00				345.14
436	Onzas	15,000	80,000	80,000	140,000	40,000				355,000
	$/oz	385.00	343.00	343.00	376.00	343.00				357.79
451	Onzas	15,000	80,000	80,000	140,000	40,000				355,000
	$/oz	385.00	343.00	343.00	376.00	343.00				357.79

Appendix 4.

SILVER DERIVATIVES
As of 10 / 01 / 05

	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2005	75,000	6.00	275,000	5.85	290,000	6.14	332,250	6.14	387,500	6.14	550,000	6.15
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	275,000	6.00	475,000	5.92	530,000	6.08	598,250	6.08	687,500	6.08	950,000	6.08

Appendix 5.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2004 (audited) and September 30, 2005 (unaudited)

	2004	2005	2,005
	S/(000)	S/(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	614,862	271,236	81,087
Investment funds	86,971	52,011	15,549
Trade accounts receivable	97,061	67,360	20,138
Other accounts receivable, net	12,223	11,505	3,439
Accounts receivable from affiliates	46,078	43,104	12,886
Inventories, net	69,353	87,747	26,232
Current portion of prepaid tax and expenses	40,471	37,925	11,338

Total current assets	967,019	570,888	170,669

Long - term other accounts receivable	4,574	5,081	1,519
Prepaid tax and expenses	14,059	15,874	4,746
Investments in shares	1,531,372	2,641,186	789,592
Mining rights, property, plant and equipment, net	452,214	436,096	130,372
Development costs, net	143,258	160,602	48,013
Deferred stripping costs	56,056	-	0
Mineral concessions and goodwill, net	157,544	141,079	42,176
Deferred income tax and workers' profit sharing asset, net	245,299	310,033	92,686

Total assets	3,571,395	4,280,839	1,279,773

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets (Continue)
As of December 31, 2004 (audited) and September 30, 2005 (unaudited)

	2004	2005	2,005
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilitie
Bank loans	13,150	31,443	9,400
Trade accounts payable	61,188	40,734	12,178
Other current liabilities	142,696	139,892	41,821
Derivative instruments	70,927	47,028	14,059
Current portion of long-term debt	36,332	8,191	2,449
Deferred income from sale of future production	74,937	107,779	32,221

Total current liabilities	399,230	375,067	112,128

Long-term other liabilities	74,030	82,301	24,605
Derivative instruments	267,852	125,832	37,618
Long-term debt	15,031	8,819	2,636
Deferred income from sale of future production	568,772	640,561	191,498

Total liabilities	1,324,915	1,232,580	368,485

Minority interest	66,347	49,527	14,806

Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2004 and 2005	596,755	596,755	178,402
Investment shares, net of treasury shares by S/66,000 in 2004 and S/127,000 in 2005	1,683	1,622	485
Additional paid-in capital	610,659	609,734	182,282
Legal reserve	129,276	128,890	38,532
Others reserves	923	1,309	391
Retained earnings	734,059	1,271,095	379,999
Cumulative translation loss	(148,513)	(118,701)	-35,486
Cumulative unrealized gain on investments in shares carried at fair value	256,331	508,028	151,877
Deferred income from sale of future production of subsidiary	(1,040)	-	0

Total shareholders' equity, net	2,180,133	2,998,732	896,482

Total liabilities and shareholders' equity, net	3,571,395	4,280,839	1,279,773

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

	For the three-month periods ended September 30			For the nine-month periods ended September 30
	_______________________________			_____________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
Operating revenues
Net sales	200,246	209,818	62,726	637,625	661,475	197,750
Realized income from sale of future production	16,353	23,602	7,056	47,292	65,283	19,517
Royalties income	31,958	34,622	10,350	92,256	98,546	29,461
	__________	_________	_________	________	________	________
Total revenues	248,557	268,042	80,132	777,173	825,304	246,728
	__________	________	_________	________	________	________
Costs of operation
Operating costs	77,561	78,042	23,331	248,024	252,796	75,574
Exploration and development costs in operational mining sites	30,316	32,243	9,639	81,571	94,632	28,291
Amortization and depreciation	12,246	17,255	5,158	37,981	48,593	14,527
	__________	_________	_________	________	________	________
Total costs of operation	120,123	127,540	38,128	367,576	396,021	118,392
	__________	_________	_________	________	________	________
Gross margin	128,434	140,502	42,004	409,597	429,283	128,336
	__________	_________	_________	________	________	________
Operating expenses
General and administrative	18,472	33,677	10,068	57,091	73,434	21,953
Exploration costs in non-operational mining sites	37,728	22,368	6,687	69,699	63,159	18,882
Royalties to third parties	5,132	5,432	1,624	16,365	18,591	5,558
Amortization of mining concessions and goodwill	3,044	3,819	1,142	9,127	11,454	3,424
Selling	4,093	4,133	1,236	12,846	11,307	3,380
Royalties to Peruvian Government	-	4,723	1,412	-	8,415	2,516
	__________	_________	_________	________	________	________
Total operating expenses	68,469	74,152	22,169	165,128	186,360	55,713
	__________	_________	_________	________	________	________
Operating income	59,965	66,350	19,835	244,469	242,923	72,623
	__________	_________	_________	________	________	________
Other income (expenses), net
Share in affiliated companies, net	120,834	156,421	46,763	386,105	444,835	132,985
Dividends	-	-	-	4,871	43,892	13,122
Interest income	4,471	2,266	677	9,316	11,002	3,289
Exchange difference gain	-	2,118	633	-	39	11
Loss from change in the fair value of derivative instruments	(55,133)	(39,814)	(11,903)	(1,551)	(28,373)	(8,482)
Loss from exposure to inflation	(7,505)	-	-	(21,851)	-	-
Interest expenses	(609)	(1,481)	(443)	(9,566)	(4,422)	(1,322)
Other, net	(2,191)	(8,164)	(2,441)	(12,643)	(16,980)	(5,077)
	__________	_________	_________	________	________	________
Total other income (expenses), net	59,867	111,346	33,287	354,681	449,993	134,526
	__________	_________	_________	________	________	________
Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principle	119,832	177,696	53,122	599,150	692,916	207,149
Workers' profit sharing	(3,887)	(3,786)	(1,132)	(11,288)	(2,024)	(605)
Income tax	(24,810)	(25,282)	(7,558)	(63,621)	(36,784)	(10,997)
	__________	_________	_________	________	________	________
Income before minority interest and cumulative effect of changes in accounting principle	91,135	148,628	44,432	524,241	654,108	195,547
Minority interest	5,219	(12,430)	(3,716)	(21,185)	(32,268)	(9,646)
	__________	_________	_________	________	________	________
Income before cumulative effect of changes in accounting principle	96,354	136,198	40,716	503,056	621,840	185,901
Cumulative effect of changes in accounting principle	-	-	-	-	(10,416)	(3,114)
	__________	________	_________	________	________	________

Net income	96,354	136,198	40,716	503,056	611,424	182,787
	__________	_________	_________	________	________	________

Basic and diluted earnings per share, before cumulative effect of changes in accounting principle, stated in Peruvian Nuevos Soles and U.S. dollars	0.76	1.07	0.32	3.95	4.89	1.46
Cumulative effect of changes in accounting principle	-	-	-	-	(0.08)	(0.02)
	__________	_________	_________	________	________	________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	0.76	1.07	0.32	3.95	4.81	1.44
	__________	_________	_________	________	________	________
Weighted average number of shares outstanding	127,236,219	127,227,719	127,227,719	127,236,219	127,227,719	127,227,719
	__________	_________	_________	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statement of Cash Flows (unaudited)

	For the three-month periods ended September 30			For the six-month periods ended September 30
	_______________________			_____________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	241,891	253,467	75,775	666,037	691,176	206,630
Collection of dividends	73,338	43,645	13,048	262,373	172,825	51,667
Collection of royalties	28,907	30,450	9,103	87,877	100,955	30,181
Collection of interest	4,091	1,673	500	7,792	9,556	2,857
Payments to suppliers and third parties	(71,109)	(97,540)	(29,160)	(270,498)	(318,206)	(95,129)
Payments of exploration expenditures	(58,142)	(40,575)	(12,130)	(119,818)	(127,871)	(38,227)
Payments to employees	(33,862)	(35,409)	(10,586)	(98,368)	(120,111)	(35,908)
Payments of income tax	(26,936)	(16,673)	(4,984)	(53,023)	(62,517)	(18,690)
Payments of royalties	(5,150)	(8,458)	(2,529)	(18,893)	(30,479)	(9,113)
Payments of interest	(1,204)	(1,481)	(443)	(4,692)	(4,422)	(1,322)
	______	______	_______	_______	_________	_________
Net cash provided by operating activities	151,824	129,099	38,594	458,787	310,906	92,946

	______	______	_______	_______	_________	_________

Investing activities
Decrease (increase) of investment fund	-	-	-	(34,735)	38,869	11,620
Decrease on time deposits in local currency	-	10,395	3,108	-	24,255	7,251
Proceeds from sale of plant and equipment	447	-	-	1,832	1,372	410
Payments by purchase of investments in shares	-	(8,392)	(2,509)	(1,263)	(512,432)	(153,193)
Development cost expenditures	(20,913)	(12,727)	(3,805)	(51,792)	(37,817)	(11,306)
Purchase of plant and equipment	(30,935)	(15,679)	(4,687)	(67,303)	(37,253)	(11,137)
Payments from derivative instruments settled, net	(7,811)	(4,372)	(1,307)	(60,949)	(17,579)	(5,255)
	______	______	_______	_______	_________	_________
Net cash used in investing activities	(59,212)	(30,775)	(9,200)	(214,210)	(540,585)	(161,610)

	_______	_______	_______	_______	_________	_________
Net cash used in financing activities	(21,112)			(122,498)	(89,692)	(26,814)
		(44,716)	(13,368)
	______	______	______	_______	_________	_________
Net increase (decrease) in cash during the period	71,500	53,608	16,026	122,079	(319,371)	(95,478)
Cash at beginning of period	449,130	217,628	65,060	398,551	590,607	176,564
	______	______	_______	_______	_________	_________

Cash at period-end	520,630	271,236	81,086	520,630	271,236	81,086
	_______	_______	_______	________	_________	_________

	For the three-month periods ended September 30			For the nine-month periods ended June 30
	_______________________			_______________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	96,354	136,198	40,716	503,056	611,424	182,787
Add (deduct)
Amortization and depreciation	13,031	17,520	5,238	39,218	49,389	14,765
Minority interest	(5,219)	12,430	3,716	21,185	32,268	9,646
Loss (gain) from change in the fair value of derivative instruments	55,133	39,814	11,903	(35,323)	28,373	8,482
Amortization of development costs in operating mining units	11,805	6,475	1,936	31,134	22,061	6,595
Long-term officers' compensation (*)	-	14,380	4,299	2,095	14,380	4,299
Amortization of mining concessions and goodwill	3,044	3,819	1,142	9,127	11,454	3,424
Cumulative effect of changes in accounting principle	-	-	-	-	10,416	3,114
Obsolescence inventory reserve	-	4,180	1,250	-	4,180	1,250
Accretion Expenses	627	2,152	643	3,517	4,100	1,226
Write-off of development costs	-	-	-	-	2,382	712
Net cost of retired plant and equipment	3,382	361	108	3,564	1,002	300
Exchange difference gain	-	(2,118)	(633)	-	(39)	(11)
Loss (gain) from change in the fair value of investment fund	(594)	(1,397)	(418)	4,874	(2,975)	(889)
Loss (gain) for deferred income tax and workers' profit sharing expenses	10,594	882	263	27,005	(44,561)	(13,322)
Realized income from sale of future production	(16,353)	(23,602)	(7,056)	(47,292)	(65,283)	(19,517)
Share in affiliated companies, net of dividends received	(47,497)	(112,776)	(33,715)	(128,603)	(315,902)	(94,440)
Loss from exposure to inflation	7,505	-	-	21,851	-	-
Income from sale of plant and equipment	(173)	-	-	(1,148)	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	36,610	40,547	12,122	30,325	32,852	9,821
Inventories	(13,409)	(7,870)	(2,353)	(15,405)	(16,384)	(4,898)
Prepaid tax and expenses	(8,554)	63,944	19,116	(22,091)	(4,202)	(1,256)
Increase (decrease) of operating liabilities -
Trade accounts payable and other liabilities	5,538	(65,840)	(19,683)	11,698	(64,029)	(19,142)
	______	_____	_______	_______	_________	_________
Net cash provided by operating activities	151,824	129,099	38,594	458,787	310,906	92,946

	______	______	_______	_______	_________	_________
Transaction that do not affect cash flows
Tranfer from derivative instruments liabilitie to
deferred income from sale of future production	-	-	-	-	172,540	51,581
	______	______	_______	_______	_________	_________

(*) This provision corresponds to a long-term compensation (10-year program) granted by the Company to certain officers, as further explained in note 19(b) to the annual audited report (2004).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: October 26, 2005